Exhibit 99.1

PENN WEST ANNOUNCES FURTHER ACTIONS IN RESPONSE TO CURRENT COMMODITY PRICE ENVIRONMENT AND UPDATES 2015 GUIDANCE

FOR IMMEDIATE RELEASE, September 1, 2015

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“Penn West”, “we”, “us” or “our”) announces it has taken the following further actions in response to the current commodity price environment:

•	we will limit our capital expenditures to funds flow from operations by year-end 2015

•	we will suspend our dividend and reduce board compensation

•	we will significantly reduce our cost structure through a 35% workforce reduction

“We continue to take concrete steps to strengthen our balance sheet,” said Dave Roberts, President and CEO of Penn West, “Limiting our capital programs to the funds flow generated from our assets and suspending our dividend are necessary steps. Building on a combination of process and efficiency improvements over the past 12 to 18 months, we are taking further actions today to significantly reduce our cost structure without impacting our ability to execute. We remain flexible and well positioned to move forward when oil prices improve.”

Limit Capital Expenditures to Funds Flow from Operations

Going forward, our total capital expenditures will remain within our funds flow from operations. Over the last month, we have identified $75 million of planned 2015 capital activity that will be deferred, which is incremental to the $50 million capital spending reduction announced as part of our second quarter results. This $500 million revised capital budget represents a 40% reduction from the original November 2014 guidance of $840 million. We will continue to look for additional opportunities to further reduce our 2015 capital expenditures.

We have a significant inventory of wells already drilled and awaiting either completion or tie-in where there is a strong economic case for completing the work. While we finish these wells, we anticipate being above our target activity levels which we will reach near the end of the year. In finalizing plans for our 2016 capital program, we will limit our capital expenditures to estimated funds flow from operations on a full year basis.

We will focus our development capital on our core Viking and Cardium light oil properties in 2016. These light oil plays continue to offer attractive rates of return with short payback periods even at current commodity price levels and existing cost structures. Development will be directed towards primary exploitation in order to reduce payback periods.

	Select First Half 2015 Metrics
Area	Production	Liquids Weighting	Operating Cost	Netback
Cardium	29,500 boe/d	66%	$14.50/boe	$21.50/boe
Greater Viking	18,500 boe/d	87%	$16.00/boe	$23.50/boe
Slave Point(1)	6,000 boe/d	97%	$20.00/boe	$25.00/boe

Total Core	54,000 boe/d	76%	$15.50/boe	$22.50/boe

(1)	We anticipate limited investment at Slave Point at current commodity price levels.

Suspension of Dividend

Our Board of Directors has decided to suspend our dividend until further notice following the payment on October 15, 2015 of the most recently declared dividend. We estimate this action will reduce annual cash outlays by approximately $20 million. The $0.01 per share dividend declared by our Board of Directors on July 30, 2015 will still be paid on October 15, 2015 to shareholders of record at the close of business on September 30, 2015.

In addition, effective today, our Board of Directors has voluntarily decreased the annual retainers payable to non-management directors. In particular, the annual retainer payable to the Board Chair will be reduced by 50%, while the annual retainers payable to the remaining non-management directors will be reduced by 40%.

“The Board of Directors is committed to ensuring the long-term sustainability of Penn West,” commented Rick George, Board Chair of Penn West, “We view the suspension of the dividend and the reduction of board compensation as important steps toward achieving that goal.”

Reduction of Current Cost Structure

We will reduce our total workforce by 35%, representing over 400 full time employees and contractors, with most of this reduction being effective immediately. The remainder of this workforce reduction is expected to be completed by the end of the year. Most of the employees and contractors leaving are located in our head office in Calgary. The total cost savings associated with this workforce reduction are expected to be approximately $45 million per year.

“We have made a number of exceptionally difficult decisions in order to remain competitive in the current commodity price environment,” Dave Roberts commented, “We view the cost reductions as sustainable and we will remain well positioned for the potential expansion of development activities and capital programs in the future.”

Continued Covenant Compliance

We continue to be in compliance with all of the financial covenants in our syndicated bank facility and senior notes. At June 30, 2015, Senior Debt to EBITDA was 3.2 times, relative to the 5.0 times limit that we negotiated with our lenders, and which will remain in effect until the end of Q2 2016. The covenant limit will decrease to 4.5 times for Q3 2016, to 4.0 times for Q4 2016 and to 3.0 times starting in Q1 2017. We currently have approximately $750 million of undrawn capacity under our $1.2 billion syndicated bank facility. Unlike many of our industry peers, availability under our syndicated bank facility is not based on a borrowing base calculation and therefore is not subject to redeterminations prior to its scheduled maturity in May 2019.

We remain committed to identifying alternatives to increase our financial flexibility and maintaining our ongoing compliance with all of our financial covenants. We view the monetization of our existing foreign exchange hedges as one such alternative. Currently, these hedge contracts hold a positive mark to market value of approximately $75 million. We plan to monetize these hedges as required in the second half of the year.

As a result of the reduction in our workforce, we anticipate recording a one-time charge related to severance costs during the third quarter. We expect that these costs will be excluded from our funds flow from operations and EBITDA metrics.

Initiatives Already in Progress

Additional Non-Core Asset Sales to Reduce Debt

Over the past two years, we have divested an estimated 30,000 boe/d of non-core assets for proceeds of approximately $1.5 billion. This has allowed us to reduce debt by over one third, which is a significant achievement in this market.

We are committed to pursuing additional non-core asset sales in an effort to further reduce debt and strengthen our balance sheet. These assets offer attractive upside to strategic buyers who are better positioned to maximize their potential through additional capitalization. While the current commodity price environment poses challenges, we will continue to take a disciplined approach to our process and we remain confident in our ability to complete additional transactions to further advance our goal of debt reduction.

As we are successful in divesting of our non-core assets, we expect to realize an additional 15% to 30% reduction in our overhead costs.

Area	H1 Production	Liquids Weighting
Swan Hills	8,000 boe/d	76%
NE BC & NW AB	8,000 boe/d	8%
East Central AB	7,000 boe/d	41%
Mitsue	4,500 boe/d	78%
PROP	3,000 boe/d	97%
Weyburn	2,500 boe/d	100%
Other	1,000 boe/d	55%

Total Non-Core(1)	34,000 boe/d	56%

(1)

Note that the aggregate 2014 year end reserve values for the total non-core properties based on Sproule Associates Limited forecast price deck as at December 31, 2014 were $1.2 billion Proved Developed Producing and $2.1 billion Proved Plus Probable.

Further Cost Reductions

Over the last 18 to 24 months, we have reduced our absolute operating costs by over 20% at our existing properties, excluding the impact of divestitures. Furthermore, our well costs in both the Viking and Cardium are down 20% to 30% relative to mid 2014.

We will continue to focus on operating our business in a more efficient manner, allowing us to be more competitive and performance driven. We will do things more efficiently and at lower cost, while maintaining our focus on safe and responsible operating practices. In particular, over the next 12 to 18 months, we anticipate:

•

up to a further 10% reduction in our individual well drilling, completion, equip and tie-in costs as well as associated facilities relative to where we are at today, in addition to efficiencies realized since mid 2014

•	up to a further 10% reduction in our total operating expenses relative to current run rates, incremental to savings realized in the last 18 to 24 months

Farmouts

As part of our efforts to control spending and reduce drilling risk while maximizing the value of our large land base, we will continue to actively pursue farm-out opportunities. Over the last year we have been successful in securing approximately 91 gross well commitments, of which 39 have been spud to date. Through these farm-out agreements, we expect to receive income from these wells through either a royalty interest or working interest structure without having to fund any of the capital outlays.

Commodity Hedging Program

Our existing hedging program is expected to help reduce the volatility of our funds flow from operations, and thereby improve our ability to align capital programs. We target having hedges in place for approximately 25% to 40% of our crude oil exposure, net of royalties, and 40% to 50% of our gas exposure, net of royalties. We will seek to layer on these positions over a longer period of time in a systematic fashion, subject to market conditions. We have already reached the lower end of our crude oil and natural gas target levels for the remainder of 2015.

Our existing positions are as follows:

	Q3 2015	Q4 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016
Volume (bbl/d)	12,500	12,500	9,500	6,000	5,000	5,000
Price (C$/bbl) (1)	$70.40	$72.57	$72.83	$71.94	$72.08	$72.08

Volume (mmcf/d)	70	70	19	19	19	19
Price (C$/mcf)	$2.86	$2.86	$3.08	$3.08	$3.08	$3.08

(1)	5,000 bbl/d of US$ contracts in Q3 2015 illustratively converted to C$ at a rate of C$1.30/US$

Updated 2015 Guidance

We have updated our guidance given the impact of the $414 million in asset dispositions to date and the further planned reductions in our capital programs. Our revised 2015 capital budget is $500 million, representing capital expenditures of approximately $245 million in the second half of 2015. Our revised 2015 production guidance range is 86,000 – 90,000 boe/d. Although we continue to view funds flow from operations to be an important metric, we will shift our focus to providing guidance on our controllable costs given the continuing volatility in commodity prices. Consequently, we expect our operating costs for the year to be between $19.25/boe and $19.75/boe, while our G&A is expected to between $2.80/boe and $3.05/boe.

Conference Call Details

A conference call and webcast presentation will be held to discuss the matters noted above at 8:00 a.m. Mountain Time (10:00 a.m. Eastern Time) on September, 1, 2015.

To listen to the conference call, please call 647-427-7450 or 1-888-231-8191 (toll-free). This call will be broadcast live on the Internet and may be accessed directly at the following URL:

http://event.on24.com/r.htm?e=1041938&s=1&k=5E7BA917461D1AE08490F654B2574B04

A digital recording will be available for replay two hours after the call’s completion, and will remain available until September 15, 2015 21:59 Mountain Time (23:59 Eastern Time). To listen to the replay, please dial 416-849-0833 or 1-855-859-2056 (toll-free) and enter Conference ID 26816650, followed by the pound (#) key.

About Penn West

Penn West is one of the largest conventional oil and natural gas producers in Canada. Our goal is to be the company that redefines oil & gas excellence in western Canada. Based in Calgary, Alberta, Penn West operates a significant portfolio of opportunities with a dominant position in light oil in Canada on a land base encompassing approximately 4.3 million acres.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE. All dollar amounts herein are in Canadian dollars.

Non-GAAP Measures

This news release includes non-GAAP measures not defined under International Financial Reporting Standards (“IFRS”) including funds flow, funds flow from operations and netback. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow and funds flow from operations are used to assess the Penn West’s ability to fund dividend and planned capital programs. Funds flow from operations excludes the effects of financing related transactions from foreign exchange contracts and debt repayments/ pre-payments and is more representative of cash related to continuing operations. See “Calculation of Funds Flow/Funds Flow From Operations” below for a reconciliation of funds flow to its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects.

Calculation of Funds Flow/Funds Flow From Operations

(millions, except per share amounts)	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Cash flow from operating activities	$(67)	$214	$89	$436
Change in non-cash working capital	109	77	54	111
Decommissioning expenditures	5	7	16	20

Funds flow	47	298	159	567
Monetization of foreign exchange contracts	(19)	—	(63)	—
Settlements of normal course foreign exchange contracts	(23)	(2)	(25)	(2)
Realized foreign exchange loss – debt prepayments	44	—	44	—
Realized foreign exchange loss – debt maturities	30	3	36	3

Funds flow from Operations	$79	$299	$151	$568

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target”, “pursue” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: limiting our capital expenditures to funds flow from operations by year-end 2015; suspending our dividend following the payment scheduled on October 15, 2015 and reducing board compensation; reducing our cost structure though a 35% workforce reduction; continuing to look for additional opportunities to reduce 2015 capital expenditures; reaching targeted activity levels by the end of 2015; focusing development capital on our core Viking and Cardium light oil properties in 2016; limiting investment at Slave Point and directing development towards primary exploitation; expected reductions in cash outlays from suspending our dividend; completing our expected 35% workforce reduction by the end of 2015; the total cost savings associated with this workforce reduction and the view of the overhead reductions as sustainable; maintaining our ongoing compliance with all of our financial covenants; the planned monetization of our existing foreign exchange hedges in the second half of 2015; our commitment to pursuing additional non-core asset sales and debt reduction; our expectation to realize an additional 15% to 30% reduction in overhead costs as a result of any successful divestiture of non-core assets; our anticipation of further reductions of up to 10% in our individual well drilling, completion, equip and tie-in costs as well as associated facilities and up to a 10% reduction in our total operating expenses; continuing to actively pursue farm-out opportunities; our plan to add to our current hedge positions; and our expected 2015 production guidance and controllable costs for the year (including operating costs and general and administrative costs).

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: our ability to complete non-core asset sales and the terms and timing of any such sales; the economic returns that we anticipate realizing from expenditures made on our assets; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future capital expenditure levels; future crude oil, natural gas liquids and natural gas production levels; drilling results; future exchange rates and interest rates; future taxes and royalties; the continued suspension of our dividend (after the payment scheduled for October 15, 2015) and our dividend reinvestment plan; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully; our ability to obtain financing on acceptable terms, including our ability to renew or replace our syndicated bank facility; our ability to finance the repayment of our senior unsecured notes on maturity; and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations and assumptions will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we will be unable to complete all or some of our planned non-core asset dispositions; the possibility that we breach one or more of the financial covenants pursuant to our amending agreements with the syndicated banks and the holders of our senior secured notes; the possibility that we will not be able to realize anticipated costs savings as a result of our workforce reduction and other initiatives; the impact of weather conditions on seasonal demand; the impact of weather conditions on our ability to execute capital programs; the risk that we will be unable to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions or dispositions; geological, technical, drilling and processing problems; general economic and political conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; royalties payable in respect of our oil and natural gas production and changes to government royalty frameworks; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed, including extreme cold during winter months, wildfires and flooding; failure to obtain regulatory, industry partner and other third-party consents and approvals when required, including for acquisitions, dispositions and mergers; failure to realize the anticipated benefits of dispositions, acquisitions, joint ventures and partnerships, including those discussed herein; changes in tax and other laws that affect us and our securityholders; the potential failure of counterparties to honour their contractual obligations; stock market volatility and market valuations; the global supply and demand of crude oil; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; and the other factors described in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

For further information, please contact:

PENN WEST

Penn West Plaza

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Fax: 403-777-2699

Toll Free: 1-866-693-2707

Website: www.pennwest.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor_relations@pennwest.com